3 Trowbridge Drive Bethel, CT 06801 phone 203.798.1080 fax 203.798.0147

medcleantechnologies.com

April 17, 2009

BY FAX AND OVERNIGHT COURIER
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Mail Stop 7010

Re:	MedClean Technologies, Inc. Form 10-K for the Year Ended December 31, 2008 File No. 0-3125

Dear Mr. Cash:

We are in receipt and have reviewed your letter dated April 3, 2009 regarding (i) the provision in the above-referenced Form 10-K of an assessment and a conclusion as to the effectiveness of our company’s internal control over financial reporting as required by Exchange Act Rules 13a-15 and 15d-15, (ii) a statement as to whether there were any significant changes in our internal control over financial reporting which occurred during the last fiscal quarter, (iii) duplicative disclosures within Item 7 of the above-referenced Form 10-K, and (iv) the Principal Financial Officer and Principal Executive Officer certifications under item 601(b)(31) of Regulation S-K included as exhibits to such Form 10-K.

Pursuant to our telephone conversation of April 9, 2009, we are filing an amendment to our Form 10-K which revises the language contained in PART II, Item 9A thereof regarding (i) our assessment and a conclusion as to the effectiveness of our company’s internal control over financial reporting, and (ii) whether there were any significant changes in our internal control over financial reporting which occurred during the last fiscal quarter. Such amendment also removes duplicative disclosures within Item 7 of the Form 10-K. We will include with such amendment as exhibits revised Principal Financial Officer and Principal Executive Officer certifications under item 601(b)(31) of Regulation S-K.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kevin T. Dunphy Chief Financial Officer